UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Silence Therapeutics plc

(Name of Issuer)

Ordinary Shares, nominal value £0.05 per share

(Title of Class of Securities)

G8128Y157

(CUSIP Number)

Richard Griffiths

Floor 1 Liberation Station

Esplanade, St Helier, Jersey, JE2 3AS

Tel: +44 1534 719761

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Richard Ian Griffiths
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Jersey, Channel Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 23,709,102*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 23,709,102*
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 23,709,102*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.9%**
(14)	Type of reporting person (see instructions) IN

*

Consists of (i) 10,923,969 ordinary shares represented by American Depositary Shares (“ADSs”) held by Ora Capital Limited; (ii) 1,860,714 ordinary shares represented by ADSs held by Sarossa Plc; (iii) 314,409 ordinary shares represented by ADSs held by Cream Capital Limited; and (iv) 10,610,010 ordinary shares represented by ADSs held by Mr. Griffiths. Each ADS represents, and at the holder’s option is convertible into, three ordinary shares of the Issuer. Mr. Griffiths is a director and the controlling shareholder of each of Ora Capital Limited, Sarossa Plc and Cream Capital Limited and possesses the power to direct the voting and disposition of these securities.

**

This percentage is calculated based upon the 139,506,817 outstanding ordinary shares of the Issuer (including ordinary shares in the form of ADSs), as disclosed in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 13, 2024.

(1)	Names of reporting persons Ora Capital Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Jersey, Channel Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,923,969*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,923,969*
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 10,923,969*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.8%**
(14)	Type of reporting person (see instructions) CO

*	Consists of 10,923,969 ordinary shares represented by ADSs held by Ora Capital Limited.
**

This percentage is calculated based upon the 139,506,817 outstanding ordinary shares of the Issuer (including ordinary shares in the form of ADSs), as disclosed in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 13, 2024.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment”), which amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2022, as amended on July 20, 2022, October 20, 2022, and August 14, 2023 (the “Schedule 13D”) on behalf of Richard Ian Griffiths, relates to the ordinary shares, nominal value £0.05 per share (the “Ordinary Shares”), of Silence Therapeutics plc (the “Issuer”) and includes Ordinary Shares in the form of American Depositary Shares or (“ADSs”). This Amendment is being filed to reflect the open market transactions of the Issuer’s ADSs by the Reporting Person together with dilution as a result of an increase in the share capital of the Issuer. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restates as follows:

(a)

This Schedule 13D is filed by Richard Ian Griffiths (“Mr. Griffiths”) and Ora Capital Limited (“Ora” and, with Mr. Griffiths, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is Floor 1 Liberation Station, Esplanade, St Helier, Jersey, JE2 3AS.

(c)	The principal business of Ora is capital investments. The principal business of Mr. Griffiths is serving as chairman of Sarossa Plc and Ora Limited.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ora was organized under the laws of Jersey and Mr. Griffiths is a citizen of Jersey, Channel Islands.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

Mr. Griffiths sold an aggregate of 1,870,182 ADSs in open market transactions between August 20, 2023 and March 27, 2024 for aggregate gross proceeds of $38.7M. Mr. Griffiths purchased an aggregate of 199,131 ADSs in open market transactions between August 22, 2023 and January 30, 2024 for an aggregate price of $1.4M. All purchases were for cash and were funded by personal funds of Mr. Griffiths.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b)	Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference.

(c)	Except as set forth in Schedule 1, none of the Reporting Persons has effected any transactions in the Issuer’s Ordinary Shares or ADSs during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares or ADSs beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2024

Ora Capital Limited

By:	/s/ Richard Ian Griffiths
Name: Richard Ian Griffiths
Title: Director

Richard Ian Griffiths

/s/ Richard Ian Griffiths

Schedule 1

Transactions in ADSs During the Past Sixty Days

Date	Nature of the Transaction	Reporting Person	Amount of Securities Purchased/Sold	Price
01/26/24	Purchase	Richard Griffiths	3,000	$18.70
01/29/24	Purchase	Richard Griffiths	5,400	$19.06
01/30/24	Purchase	Richard Griffiths	1,512	$18.90
02/07/24	Sale	Richard Griffiths	(20,670)	$16.65
02/08/24	Sale	Richard Griffiths	(330,000)	$16.58
02/23/24	Sale	Richard Griffiths	(48,965)	$18.63
02/26/24	Sale	Richard Griffiths	(131,547)	$18.53
02/27/24	Sale	Richard Griffiths	(25,000)	$24.84
02/27/24	Sale	Richard Griffiths	(100)	$18.87
02/27/24	Sale	Richard Griffiths	(88,097)	$19.31
02/28/24	Sale	Richard Griffiths	(36,122)	$24.84
02/28/24	Sale	Richard Griffiths	(49,348)	$25.59
02/28/24	Sale	Richard Griffiths	(248,000)	$20.14
02/29/24	Sale	Richard Griffiths	(63,723)	$25.67
02/29/24	Sale	Richard Griffiths	(26,113)	$25.40
02/29/24	Sale	Richard Griffiths	(58,694)	$20.14
03/01/24	Sale	Richard Griffiths	(58,754)	$25.44
03/01/24	Sale	Richard Griffiths	(25,000)	$25.45
03/01/24	Sale	Richard Griffiths	(62,811)	$20.12
03/04/24	Sale	Richard Griffiths	(41,513)	$25.47
03/04/24	Sale	Richard Griffiths	(25,000)	$20.47
03/05/24	Sale	Richard Griffiths	(25,672)	$25.88
03/05/24	Sale	Richard Griffiths	(1,621)	$20.19
03/06/24	Sale	Richard Griffiths	(2,476)	$26.14
03/06/24	Sale	Richard Griffiths	(2,670)	$25.70
03/07/24	Sale	Richard Griffiths	(7,954)	$25.68
03/07/24	Sale	Richard Griffiths	(27,687)	$24.67
03/08/24	Sale	Richard Griffiths	(29,201)	$25.92
03/11/24	Sale	Richard Griffiths	(7,606)	$26.13
03/11/24	Sale	Richard Griffiths	(4,609)	$24.70
03/12/24	Sale	Richard Griffiths	(10,972)	$24.68
03/13/24	Sale	Richard Griffiths	(103,322)	$22.74
03/13/24	Sale	Richard Griffiths	(35,171)	$25.30
03/13/24	Sale	Richard Griffiths	(3,294)	$22.75
03/13/24	Sale	Richard Griffiths	(17,861)	$25.36
03/14/24	Sale	Richard Griffiths	(4,098)	$25.79
03/15/24	Sale	Richard Griffiths	(16,636)	$23.97
03/19/24	Sale	Richard Griffiths	(26,811)	$23.71
03/20/24	Sale	Richard Griffiths	(5,158)	$23.07
03/22/24	Sale	Richard Griffiths	(27,842)	$22.60
03/25/24	Sale	Richard Griffiths	(30,000)	$22.04
03/26/24	Sale	Richard Griffiths	(35,000)	$21.63
03/27/24	Sale	Richard Griffiths	(35,580)	$21.70
03/27/24	Sale	Richard Griffiths	(15,000)	$21.72

Exhibit(s):

A - Joint Filing Agreement